SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period November 24, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period November 11, 2008 to November 24, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/S/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	24 November, 2008

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008 – 57AWC

Attached is a copy of a letter and presentation to Alumina Limited’s shareholders.

The letter and presentation are available on the Company website.

For enquiries, please contact Ken Dean on 0400 131 937.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007.

Stephen Foster

Company Secretary

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

ABN 85 004 820 419	Level 12, IBM Centre	Tel +61 (0)3 8699 2600
GPO Box 5411, Melbourne	60 City Road, Southbank	Fax +61 (0)3 8699 2699
Victoria 3001 Australia	Victoria 3006 Australia	Email info@aluminalimited.com

24 November 2008

Dear Shareholder

Alumina Limited – Riding Out the Commodities Downturn

The recent turmoil in global financial markets has led to volatility and sharp declines in equity markets, including Alumina Limited shares. I am writing to reaffirm the financial strength, resilience and fundamental value of your company and our confidence in its future. A copy of our latest investor presentation, which outlines our view of the prospects for our industry, and provides information on the current status of the Company’s projects and sound financial position is attached.

Recent falls in the aluminium prices and increases in reported metal inventories are testing the profitability of the industry. Alumina Limited is well placed to weather this downturn due to its sound financial position and the commanding position in the alumina market held by the Alcoa Worldwide Alumina and Chemicals joint venture (AWAC), in which Alumina Limited has a 40% ownership interest.

The AWAC business is profitable and is well placed in this commodity cycle due to its unique portfolio of long life, low cost assets and its leading market position; and is well positioned to participate when growth returns to the market through a strong pipeline of brownfield and greenfield expansion opportunities. AWAC’s Western Australian refineries, which represent 60% of AWAC’s alumina production capacity, are amongst the World’s lowest cost facilities in the industry, even more so with the recent fall in the Australian dollar.

Following the recent equity issue, Alumina Limited has a sound balance sheet and financial position and does not have a requirement to raise further equity funds. The Company currently has a gearing ratio of approximately 28% per cent, well within its target range. Alumina Limited’s debt of US$697 million at 31 October 2008 is expected to remain at approximately that level at 2008 year end. The Company has a manageable maturity profile for its committed debt facilities (including issued Convertible Bonds) which total more than US$1.5 billion, approximately US$830 million of which were undrawn at 31 October 2008. The Company is comfortably in compliance with covenants under debt facilities and expects to remain so.

Commodity businesses are inherently cyclical. History has taught us that companies with strong positions in the lower cost quartiles of the production cost curve are those best positioned to remain profitable during a period of falling prices and to benefit from a market upturn. At current aluminium price levels, the bulk of AWAC’s lower cost production operates profitably and is cash flow positive, albeit at reduced levels.

The network of AWAC refineries provides the flexibility to reduce production from higher cost refineries in response to changing market conditions. AWAC has responded in recent weeks to the fall in aluminium demand by curtailing production at its higher cost Point Comfort refinery.

Alumina Limited, through its 40% ownership interest in AWAC, has the key attributes of a sustainable, profitable resource Company through the cycle – large scale operations, leading market share, long life assets, low cost producer, substantial cash flows and optionality to grow future capacity through existing brownfield and greenfield opportunities when markets demand this.

The value of the AWAC business and its future cash generation and growth potential is not currently reflected in Alumina Limited’s share price. AWAC’s portfolio of assets is unique and impossible to replicate. Its strategic value is underlined by the replacement cost of its assets, which has increased markedly in recent years.

AWAC is well positioned to participate in the longer term growth of the alumina industry with three million tonnes of world class brownfield expansion opportunities and additional existing greenfield growth options are available as future potential projects. AWAC is close to completion of the current Brazil growth projects. The Company does not expect AWAC to commit to any further major capital projects until demand clearly requires it.

Our confidence in the future of Alumina Limited is soundly based on a track record of profitability, substantial cash flow generation and steady returns of dividends to shareholders.

Thank you for your continued support of Alumina Limited. Please contact me if there are any issues concerning the Company you would like to discuss further.

Yours sincerely

JOHN BEVAN

CHIEF EXECUTIVE OFFICER

John Bevan

Chief Executive Officer

Phone: +61 3 8699 2602

john.bevan@aluminalimited.com

Alumina Limited
ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia
Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008 – 56AWC

Alumina Limited has today released an investor update which will be presented in meetings with investors in the USA and Australia this week.

The presentation outlines the Company’s view of current market conditions and the developing supply response. Recent commodity price falls and increases in reported metal inventories have prompted the announcement of supply reductions by both small and major producers, including AWAC (Alcoa World Alumina and Chemicals, of which Alumina Limited owns 40%).

Alumina Limited CEO, John Bevan, commented, “The supply cuts are a rational industry response following the interruption of the strong demand we have seen over a sustained period. The long term outlook for aluminium demand remains robust, with higher prices quoted in the forward market. AWAC’s global network of bauxite mines and alumina refineries provides flexibility to respond to changing market conditions while retaining optionality to increase production in the longer term”.

AWAC has a strong position in the global alumina refining market, with average costs of alumina production among the lowest half of producers, and a portfolio of strong customers which are also well placed in the aluminium smelting cash cost curve. AWAC’s Western Australian alumina refineries, which represent 60% of AWAC alumina production capacity, are first and second cost quartile producers. AWAC’s two Victorian aluminium smelters also have very competitive operating costs, particularly at current exchange rates.

“Our business is profitable and since the announcement of our half-year results has continued to generate strong operating cash flow. The Australian AWAC business has paid fully franked dividends to Alumina Limited of more than A$200 million in the half year to date and we expect further dividends in November and December”, said Mr Bevan.

Alumina Limited CFO, Ken Dean, commenting on the Company’s financial position, said, “The successful completion of our equity raising in September has placed us in a sound position with adequate undrawn debt capacity.” Proceeds of the recent equity issue were converted into US dollars at exchange rates substantially above the current rate. Current debt of US$697 million is expected to remain at approximately that level at 2008 year end. Alumina Limited’s total debt facilities exceed US$1.5 billion of which approximately US$830 million are currently undrawn. The Company presently holds cash deposits of approximately US$60 million.

AWAC’s major capital projects in Brazil (expansion of the Alumar refinery at Sao Luis and development of a greenfield bauxite mine at Juruti) have continued to progress toward project startups in the middle of 2009, as previously advised. The weakening of the Brazilian Real from 1.6/US$1.00 in July 2008 to its current level of approximately 2.25 benefits the US$ cost of the projects and reduces the Company’s USD funding requirements.

Alcoa World Alumina and Chemicals is a global joint venture between Alumina Limited (40%) and Alcoa (60%).

For investor relations enquiries, please contact Ken Dean on (03) 8699 2603 or 0400 131 937, or media enquiries, contact Nerida Mossop, (03) 9600 1979.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007

Stephen Foster

Company Secretary

17 November 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alumina Limited Short Term Resilience and Long Term Strength John Bevan Ken Dean Chief Executive Officer Chief Financial Officer November 2008

Disclaimer

Some statements in this release are forward-looking statements within the meaning of the US
Private Securities Litigation Reform Act of 1995.  Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions.  Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements.  Important factors that could cause actual results to differ from the forward-looking statements include:  (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b)
changes in production and development costs and production levels or to sales agreements; (c)
changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007
Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Executive Summary
The current financial turmoil does not spell the
end of metals growth
Completing AWAC’s current growth projects and
consolidating the gains
Alumina Limited is well positioned for the current
point in the cycle
Alumina Limited will benefit when market
conditions recover

Aluminium Demand Historically Strong
Growth in global metals demand (% p.a.)
Source: Macquarie Commodities Research
1.6%
2.3%
0.7%
3.3%
0.8%
3.1%
2.8%
3.1%
2.3%
0.9%
2.5%
5.9%
3.3%
2.7%
6.2%
Copper Aluminium Zinc Nickel Steel
1980-1990
1990-2000
2000-2008

Source:  ANZ Bank, Datastream WMBS
Industrialisation & Urbanisation
Drives Aluminium Demand
0
5
10
15
20
25
0 10,000 20,000 30,000 40,000 50,000
2006 Real GDP per capita (US$)
Taiwan (18kg)
EU (20kg)
Japan (18kg)
US (20kg)
Other
Metals
Aluminium
India (1kg)
China (6kg)
Brazil (4kg)
Russia (7kg)
BRICs
Korea (22kg)
Metals Intensity to Economic Prosperity

Supply Has Responded to Demand
Global aluminium production increased 7.7%
in 2008
–
Chinese capacity increased 1.85 mtpa
–
Rest of world capacity increased 1.09 mtpa
Chinese aluminium consumption is forecast to
increase by 15.6mtpa over the next 5 years
Demand outside of China will also grow
Annual Aluminium Demand Growth (%pa)
9.1
2.9
16.6
2009 to
2015
5.8 2.5 Global
2.6 1.9
World exc.
China
19.5 7.8 China
2000 to
2008
1980 to
2000
Source: Macquarie Commodities
Research. 2008 is for the 9 months to the
end of September and pro-rated to a 12
month figure
Base Metals Prices
2008 2005 2002 1999 1996 1993 1990
Source: IRESS
100
200
300
400
500
600
700
800
Nickel Copper Zinc Aluminium

China Slowing, But Still Growing GDP Growth Source: Macquarie Research (November 2008) 7 -5% 0% 5% 10% 15% 20% 1972 1977 1982 1987 1992 1997 2002 2007 China USA

Aluminium (US$/t)
LME Stocks (Mt)

Spot Alumina (US$/t)

US$/barrel

AUD/USD

ALUMINA LIMITED

What’s Happened in the Last 3 Months?
LME Aluminium price & stocks
Spot Alumina
West Texas Crude Oil
Australian vs US Dollar
Source: IRESS, Bloomberg (as at 11 Nov 08)
0
100
200
300
400
500
11 Aug 11 Sep 11 Oct 11 Nov
-
20
40
60
80
100
120
140
11 Aug 11 Sep 11 Oct 11 Nov
0.50
0.60
0.70
0.80
0.90
1.00
11 Aug 11 Sep 11 Oct 11 Nov
8
-
500
1,000
1,500
2,000
2,500
3,000
11 Aug 11 Sep 11 Oct 11 Nov
-
0.40
0.80
1.20
1.60
2.00
LME Aluminium Stocks
LME Aluminium Price

0
500
1,000
1,500
2,000
2,500
3,000
0 5 10 15 20 25 30 35 40
Cumulative Production (Mtpa)
Not All Aluminium Producers Profitable at
Current Prices
Spot Price – 11 Nov 08
US$1,907/t
Source: Brook Hunt Primary Aluminium Smelting Costs 2007 Edition
Notes: chart shows the forecast C2 full operating cost curve for 2008 which includes depreciation
Spot Price – 11 Aug 08
US$2,804/t
Spot price down 32%
Aluminium C2 Cost Curve (2008F)

Industry Is Responding
Alcoa has announced 15% reduction in smelting
Chalco has announced 18% reduction in smelting
and 38% reduction in refining
AWAC has announced cut-back at Point Comfort
and intention to make other production cuts
AWAC cuts are to higher cost production and
benefit its cash flow outlook
Other majors and independent smelters have
announced intentions to cut back

Strong AWAC Customer Base
Customer base:
–
< 50% Alcoa
–
> 50% Independents and other majors
Source: Brook Hunt Primary Aluminium Smelting Costs 2007 Edition
Notes: chart shows the is the forecast C1 cash operating cost curve for 2008
0 5 10 15 20 25 30 35 41
Cumulative Production (Mtpa)
AWAC customer cash cost range

AWAC Flexibility and Attractive Operating Cost
AWAC Refineries
Source: Brook Hunt Bauxite & Alumina Costs 2008 Edition
Notes: chart shows the is the forecast C1 cash operating cost curve for 2008
0
100
200
300
400
500
0 10 20 30 40 50 60 70 80
Cumulative Production (Mtpa)

Alumina Refining – Global Cash Cost

Juruti Announced expenditure $2.06bn (approx BRL 3.3bn) On-stream – August 2009 Construction 75% complete at end of September Railway and port near completion 13

Alumar Announced expenditure $1.6bn (approx BRL 2.6bn) 1.1mtpa increase (AWAC share) Schedule July 2009 End September – 87% complete 14

Preserving Future Optionality
Suspended Wagerup expansion – still attractive
future option
Future options to expand – Brazil, Jamaica,
Australia, Vietnam, Guinea
Long life, quality bauxite mines close to refineries
Long term contracts with an attractive portfolio of
smelters

Alumina Limited – 2008 Funding Activity
US$350m 5 year convertible bond completed Q2
A$910m equity issue completed Q3
–
AUD converted to USD
–
USD debt paid down
Undrawn capacity for 2009 funding requirements
2009 debt maturities of US$300m being
renegotiated

Alumina Limited – Debt Profile

0.5
1.0
1.5
2008 2009 2010 2011 2012 2013
Undrawn
Committed
Bank
Facilities
Drawn Bank
Facilities
Convertible
Bond –
Fully Drawn
US$ billions
Existing
Committed Facilities

Alumina Limited – Funding Outlook
Brazil projects – USD cash calls benefiting from
exchange rate movements
Further growth capex deferred
Interest exposure to low USD interest rates
AWAC cash generation and AofA dividend flow

Alumina Limited Short Term Resilience and Long Term Strength John Bevan Ken Dean Chief Executive Officer Chief Financial Officer November 2008